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JOIN A CIRCLE
AR Portal

Monad AR Portal Demo

The Future Of Our Virtual Venues

Monad will continue to create and meld virtual and IRL experiences using technologies such as AR that can be enjoyed by all.
What fantasy venues would you like to see?!

INVEST IN **MONAD.SOCIAL PBC**

Web3/AI Twitch/OnlyFans for the 300M Creators who aren't in E-Sports/Adult & their Billions of Fans

monad.social Los Angeles CA

Blockchain & Web3 | AR & VR | Mobile Apps | AI | Subscription

Featured Investors

Investors include

Robert Mowry | Google for Startups | celo camp | NEAR Foundation | Use Case Capital





Robert Mowry

Syndicate Lead

Technology educator and investor.

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Monad stands tall on a solid tech stack, boasting an array of compelling features that have captured the attention of both users and investors alike. With an impressive track record of generating early revenue, it has established itself as a formidable player in the market quickly on the rise. Its noteworthy achievements are further accentuated by its acceptance into prestigious accelerator programs, a testament to its potential and the recognition it has received within the industry.

At the heart of this platform's vision and innovation lies a clear emphasis on augmented reality (AR). AR, a cutting-edge technology that overlays digital information and virtual objects onto the real world, has been witnessing remarkable growth and adoption across various sectors. By channeling its efforts into this rapidly expanding field, the platform has positioned itself as a frontrunner in the AR domain, ready to seize the opportunities that lie ahead.

The platform's success can be attributed to the visionary leader and its robust technological foundation, which serves as the backbone for its operations. With a carefully curated tech stack comprising of advanced tools and frameworks, it possesses the capability to deliver seamless and immersive AR experiences. The platform's commitment to staying ahead of the curve is evident in its continuous efforts to leverage emerging technologies and industry best practices.

One of the platform's standout qualities is its rich assortment of features, each designed to enhance user engagement and interaction. From interactive 3D models to real-time object tracking, the platform offers a comprehensive suite of tools that empower developers and content creators to bring their AR visions to life. By providing an intuitive and user-friendly interface, it lowers the entry barriers for those new to AR, enabling a wider adoption of the technology.

While technological prowess and feature-rich offerings are vital, the platform's revenue track record underscores its viability as a sustainable business. By generating significant revenue, it not only demonstrates its market relevance but also its ability to monetize its offerings effectively. This financial success provides a solid foundation for further innovation, research, and expansion, allowing the platform to continue pushing the boundaries of AR technology.

Furthermore, the platform's acceptance into esteemed accelerator programs serves as a mark of distinction within the

industry. These programs, known for their rigorous selection processes and mentorship opportunities, provide invaluable support and guidance to promising startups. By being part of such programs, the platform gains access to a network of experienced professionals and industry leaders who can offer valuable insights and connections. This invaluable ecosystem helps foster growth, propelling the platform toward greater success and market visibility.

As the platform focuses on augmented reality, it aligns itself with a domain that is witnessing substantial growth and untapped potential. AR applications are permeating various sectors, from gaming and entertainment to education and healthcare, creating new opportunities for innovation and disruption. By positioning itself as an early leader in AR, the platform has the advantage of shaping the industry landscape, establishing partnerships, and capturing market share before competitors fully enter the scene.

In conclusion, the platform stands out for its robust tech stack, exceptionally capable management, an impressive array of features, a remarkable revenue track record, and its acceptance into prestigious accelerator programs. With a laser-sharp focus on membership and augmented reality, it is poised to capitalize on the significant growth and opportunities presented by this burgeoning technology. By leveraging its technological expertise, fostering user engagement, and cultivating a strong financial foundation, the platform is well-positioned to thrive as a frontrunner in the early stages of the virtual venues push.

Invested $5,000 this round

Highlights

1. Q1 '24 Launch of Spinnin' Records (a Warner Music Label) Partnership to Migrate their 30M YT Subs

2. Google Cloud for Startups Partner ($212k+ value), NEAR Foundation Grant ($75k), Celo Camp 6 ($10k).

3. Unique dance-to-earn App just launched on Near blockchain called the "Virtual Dance Floor."

4. $1 million in Seed Capital raised. Generating Revs($200k), $14 ave purchase price and CLTV of $75

5. Experienced management team in music, gaming, blockchain, AR/XR, Web3, governance and 2 IPOs.

6. Engaged user base with 29 minutes ave. viewing time of our content - 10 times more than YouTube.

7. Biz Model: Subscriptions, tipping w/ cash, tokens or NFTs. Reve Share 80% to Creators, Monad 20%.

8. Expansion capital to be used to build out AR Portal venues & customer acquisition.

Our Team



Brett Hawkins CEO



Early e-sports live streaming pioneer. Took startup from a napkin to 10 million MAUs. 2 IPOs. Music fanatic. Technology, finance and Governance expert. Really likes helping Creators.



Greg Johnson Chief Digital Officer

Using NEAR DAO to raise $30 million plus for an expansion sailboat racing team. Product lead for initial Amex Loyalty program.



Jiandong Wei CTO

Master of Science in Internet Technology from Aston University, UK. Expert at building complex internet systems.



Michael Traylor Board Director

Veteran entertainment and media attorney who pioneered entertainment-based brand marketing and mainstream eSports. Former SVP at Hollywood Records (Indy label acquired by Disney) and current AGC at MetaQuest VR.

Monad gives Creators a Stage. Not just a Platform. A Membership Powered Creator Community


monad
Virtual Venues For Digital Live Performance & Experiences


We leverage today's leading technologies like Web3, XR, and AI to
make virtual venues come to life...

monad

Virtual Venues For Digital Live Performance & Experiences

We leverage today's leading technologies like Web3, XR, and AI to make virtual venues come to life...

We Call them Circles

think Twitch + OnlyFans for Creators
(that don't fit into those buckets)

A Membership Powered Creator Community

Monad give Creators a Stage. Not just a Platform.

- Monad provides virtual venues for creative expression and connections with fans.
- Creators provide exclusive access, content, community and inspiration behind our

- Creators provide exclusive access, content, community and inspiration behind our paywall.
- Fans pay to subscribe to a creator's Circle (our name for a channel), can tip, purchase NFTs, earn PoAPs (Proof of Attendance NFTs) and Utility Tokens.
- 80% of the Revenues go to Creators, 20% to Monad.
- Made for music, Monad provides the highest quality audio / visual experiences.

monad

Innovative Functionality for More Immersive & Rewarding Experiences

❖ Monad recently launched a unique and engaging dance-to-earn app called the "Virtual Dance Floor" (VDF). By dancing with you mobile device in hand, we translate that motion into unique pulsating avatars that can be seen by and interact with the community.

Finally a way for Creators to "read the virtual room."

❖ Fans earn $monad utility tokens by using the VDF.

❖ These $monad tokens will be used to purchase NFTs, custom stickers and GIFs, tips, Verch and for cross chain applications & co-promotion opportunities with partners.

❖ Using Gamification and Tokenization to create a loyalty program that drives intrinsic value of $monad and an entertaining, engaging UX that can interoperate with other loyalty programs.

❖ Creating AR / XR Portals to further enhance our virtual venue interactive experiences.

❖ Monad Parent DAO, Creator/Fan Sub-DAOs, DeFi Payments.

❖ Metaverse Bridges and Cross Platform Integrations.

monad

Built on near

Today: Circle UX & VDF Video

Coming Soon: AR Portal Demo Video


VIRTUAL DANCE FLOOR
OPEN LATE
ENTER

XR/AI Powered Virtual Venues





Monad Highlights

Monad Highlights

Monad's goal is to be the biggest network for Creator driven online experiences for passionate fans.


Igor Marijuan
Chat
Videos
Audio
Our Supporters
Chat message here...

Current KPI's:

- $14 ave. Purchase Price Including Tips/NFTs/POAPs
- $1,000 Current Creator Lifetime Value to date projected to increase to $5,000
- $75 Current Lifetime Fan Value to date projected to increase to $200
- 29 Minutes average view duration (10x greater than YouTube)
- 35,000 hours Total Time Watched

Financial:

- $1 million in Seed Capital Raised ($500k Seed, $500k Founders) plus Sweat Equity totaling another $1+ million (No comp for CEO and little to none for core exec team).
- Generating Revenues ($¼ Million)

Grants & Accelerators:

- Google Cloud for Startups Accelerator, Near Foundation Grant Recipient & Celo Camp Batch 6

monad

Built on near

Creator Benefits


TO CONTINUE
WORKING
FOR FREE,
STOP READING

- An intimate, safe and authentic home for our creators.
- Subscription paywall filters out social media bullies creating an environment where creators feel free to express themselves.
- Engaging with true fans is motivating which increases both quality and quantity of content.


dezwo @dezwo2 · May 21
Wasn't aware of @monad_social at all up until very recently. Joined @Pablo_Bolivar_ 's circle, am just listening to the first live stream and have to say I like the idea and the execution a lot. Feels... cozy... authentic...
1
2
2
Pablo Bolivar @Pablo_Bolivar_ · May 21
I am agree, good feelings! Thanks
2

- Creators earn $.80 of every $1 compared to $.0007 to $.007 from streaming services like YouTube and Spotify (100x to 1,000x increase in earnings).
- Free for creators, they can earn money quickly. Even 100 fans can dramatically improve financial well being.
- Flexibility to make money any time without having to travel.

99.9% of creators now understand they will never make more than a de minimis amount of money from streaming services - sobering.

monad

Fan Benefits

99.9% of all fans will never sit in the front row of a concert nor be invited backstage, let alone get the opportunity to have a direct relationship with one of their favorite artists.

- True Fans will pay for experiences that provides unprecedented access to their favorite creators.


@circle Thank You!! Really, i am just happy
tommydeogan
and very thankful that you let be on here, and that you made such a platform. Haha, thanks okay i promise. But you have covered it all and beyond, really love the platform. And if i can help you out in any way, shape or form i would be my honor to do so. Thank you again!!

- High quality, exclusive content.
- Inspiration and motivation coming from the opportunity learn from a respected and admired creator.
- Intimate Community - Fans forge relationships with other fans over this shared common passion.
- This symbiotic relationship produces an "inner circle" of friends that is a powerful emotional bond.
- Emotional gratification from being able to financially support their favorite artists so they can continue to create.

monad

NFTs, PoAPs, FTs, Subscriptions, Tipping, Live and Archived Content, Live Chat, Photos, Feed, IM, Customizable GIFs, Stickers and Emotes put Creative Flexibility where it belongs:

In the hands of the Creators and their Community.



TODAY'S PROOF OF ATTENDANCE NFT
SNEAK'S HOUSE PARTY
FRIDAY
POAP
SNEAK'S HOUSE PARTY
Tip with NFT
Tip with $
Select an NFT for more info and to purchase
$10
$20
$50
$75
$100
$500
PayPal
Debit or Credit Card

monad

Creator Fan Migration Marketing Funnel

Total Fan Base

Average Engagement Rate
2% Engagement Rate

Social Media & Direct Marketing Engagements (8 posts/month)

First Year Subscribers
(.5% Conversion Rate)

Annualized Revenues
($10 ARPU, 30% Churn)



250,000 Fans
5,000 / Post
40,000 Monthly
2,400
$200k

monad

Total Addressable Market for Music Creators

- *40%, or 65 million U.S. consumers, age 13-54 pay $25+ month via fan clubs and platforms.
- A market size of $18 billion.
- 76% find paid content more engaging and enticing.
- 63% pay for content from multiple creators, with musicians and gamers as the top 2



(Spotify has 60,000+ Creators with 100,000+ Monthly Listeners)
Spotify 8M growing to 50M
30 Million
Professional
monad
100 Million

categories.

➢ Reasons: Exclusivity (71%), inspiration (69%), access (66%) and community (51%).


Semi-Professional
Reverbnation 3.5M
SoundCloud 25M
220 Million
Aspirational & Amateurs

*UTA Marketing Oct. 2021

Brett Hawkins, Chairman, CEO & Founder



- 20+ years in Entertainment Technology in the music, movie and video game sectors. 30+ years in global business, finance, risk management and a corporate governance expert.
- Early pioneer in Live Streaming ESports business and co-founder of Global Gaming League. Built from a napkin to 10 million MAUs. Partnerships included: Sony Playstation, Microsoft Xbox, Steam, Epic Games, MLB, NFL, MTV, The IOC and BOC (Beijing Olympic Committee), Boeing, The Louvre.
- DVDExpress.com early e-commerce platform that sold $80+ million in movies, music and video games in 2002. 1 million paying customers. Raised $65 million in financing and close merger creating a $450 million company with 300 employees. Worked with every major studio.
- 2 IPO's including Board Director (NASDAQ: COOP) completed merger with KKR entity (NASDAQ: WMIH). Started, acquired, structured, operated and sold businesses worth Billions of $'s, €'s and £'s in the US, UK, France, Italy and Spain.

- University of Wisconsin-Madison BBA, MBA Finance & Int'l Business.
- University of Paris I: Panthéon-Sorbonne

monad JOIN A CIRCLE · UBS · BlackRock · LEHMAN BROTHERS · GGL GLOBAL GAMING

International Olympic Committee · SONY · celocamp · Built on near · NEAR FOUNDATION · Google Cloud for Startups · UNREAL ENGINE

Greg Johnson, Chief Digital Officer & Founder



- Globally recognized digital innovation and transformation leader in technology, entertainment and content - scaling digital business for leading brands
- Product design leader, architect of globally recognized experiences and expert in the application of technologies in creative and entertainment use cases
- Founded, led and sold multiple globally recognized digital advertising and marketing agencies
- Currently spearheading Web3 business transformation for major brands, leveraging blockchain, NFTs, DAO, tokenization and new forms of IP and capital structures

- University of Maryland, Corcoran School of Art,
- Graduate Studies at Parsons School of Design

Walmart · verizon · SAILGP · Fender PLAY · WME · GGL GLOBAL GAMING

AMERICAN EXPRESS · intel · SONY · Microsoft · NEAR · monad JOIN A CIRCLE

Jiandong Wei, CTO, Lead Engineer & Founder



- 25+ year career building complex internet applications.
- Full Stack Engineer with skills including:



- Programming Languages & Skills PHP, Javascript, ReactJS, jQuery, Kotlin, Swift, Java, C/C++,, HTML/CSS, Rust.
- Database Skills MySQL, NoSQL.
- Network Skills RESTful Web Service, AWS (EC2, RDS, S3, Elastic Beanstalk, EFS), GCP (Compute Engine, Cloud Storage, Cloud SQL), Apache, Nginx, Node.js.
- Software Frameworks CakePHP, Joomla, Slim, React, Bootstrap, Material UI, SwiftUI, WordPress.

- North China Electric Power University China, BS in Computer Science
- Aston University UK, Master of Science in Internet Technology

Michael Traylor, Board Director, General Counsel & Founder



- Experienced Digital Entertainment & Media executive and attorney in the music, video game and metaverse industries.
- Current executive at Meta Quest.
- CBDO/GC Global Gaming League an early global live streaming esports platform with 10 million MAUs.
- Founded, operated and sold record label to Hollywood Records.
- Long time counsel to Clarence Avant, Grammy-winning executive, Rock and Roll Hall of Fame inductee.

- University of Michigan, BA English.
- Loyola Law School (Los Angeles)

Dayvid Iannaci, AR/XR/Web3 Lead & Co-Founder



- Specializes in creative strategy, exploratory futurism, high-end UX/UI design, and prototypes of technology not yet available in the common tech space including AR/XR and Web3.
- He is the founder of The Ghost Agency, a high-end west-coast boutique agency. Differentiating expertise in UI/UX, Creative Thinking, Visual Design, Analytics, Motion Graphics and 3D Modeling, Animation and Concepting Futurism.
- 30+ years in product development and digital marketing for some of the world's top brands including: Apple, Google, Microsoft, Intel, Nissan, Infiniti Motors, General Motors, Sony Playstation, Nestle, Lowe's, Myriad Genetics, IN-N-OUT Burger, Coca-Cola, Hershey's, Intercontinental Hotels, 20th Century Fox, Paramount Pictures, NBC, Touchstone Pictures, Walt Disney Studios, Warner Bros. Studios.

- Google Cloud Space 2022 Awards for: World Class Center Award for Cloud Space I Silicon Valley, Excellence in Sustainability and Innovation in Hybrid Briefings.

Downloads

Monad Circle VDF Wallet Demo.mov

monad ar flythrough (540p).mp4